

March 7, 2014

<u>Via U.S. Mail</u>
Luis Leung
Chief Executive Officer and Principal Financial Officer
Vision Dynamics Corporation
1462 Erie Boulevard
Schenectady, NY 12305

> **Re: Vision Dynamics Corporation**
> **Form 8-K/A**
> **Filed March 6, 2014**
> **File No. 000-52982**

Dear Mr. Leung:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 4.01 Changes in Registrant's Certifying Accountant.</u>

1. We reissue prior comment 1 of our letter dated February 14, 2014. We note you included what appears to be the resignation letter of your former accountant, Hamilton, P.C. This letter does not address the requirements of Item 304(a)(3) of Regulation S-K. Please provide your former accountant, Hamilton, P.C., with a copy of your Item 4.01 Form 8-K which contains the disclosures made in accordance Item 304(a) of Regulation S-K. Request your former accountant furnish a letter addressed to the Commission stating whether it agrees with the statements made and if not stating the respects in which it disagrees. You should file the former accountant's letter as exhibit 16 to your amended Form 8-K. If you are unable to obtain the required letter from your former accountant, please disclose this fact and the reasons why in the amended Form 8-K. Please refer to Item 304(a)(3) of Regulation S-K.

2. With each amendment please ensure the Form 8-K report is currently dated by the officer signing the report.

3. As requested in our initial comment letter dated February 5, 2014 please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief